Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Directors held December 2, 2009
2.	Material Notice dated December 3, 2009 entitled “Ultrapar announces a reduction in its cost of debt”

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2009)

Date, Time and Location:
December 2nd, 2009, at 6:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, duly signed, including attendance of some members via telephone.

Discussed and approved matters:

1.
To approve the alteration of the maturity set out in clause 4.1.4 of the Underwriting Agreement of the 3rd Public Issuance of Simple Debentures (“Underwriting Agreement”), approved in the Meeting of the Board of Directors held on May 13th, 2009 ("Debentures"), in order to reflect that the maturity of the Debentures will be extended for another 199 (one hundred and ninety nine) days, thus changing the Debentures’ maturity date to December 4th, 2012.

2.
To approve the alteration of the remuneration of the Debentures, as set out by clause 4.2.2 of the Underwriting Agreement, in order to establish that, from December 4th, 2009, inclusive, the remuneration will be equivalent to 108.50% of the accumulated variation of the average daily DI rates (Inter-financial deposits of one-day) “extra-group”, expressed as a percentage per year on a 252-day basis,

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on December 2nd, 2009)

calculated and published by CETIP, applicable to the outstanding par value unit of the Debentures under the terms of the Underwriting Agreement.

3.
To approve the remuneration payment originally included in clauses 4.2.2 and 4.4 of the Underwriting Agreement, calculated from the Debentures’ issuing date, inclusive, until the payment date, which is December 4th, 2009, exclusive.

4.
To approve that the new remuneration approved in deliberation 2 above will be effective from December 4th, 2009, inclusive, establishing that the remuneration shall be paid on a yearly basis, starting from the first anniversary of the new conditions.

5.
To approve the alteration of clause 6.2 of the Underwriting Agreement, to reflect that the Company may, at any time,  under the conditions set out in the Underwriting Agreement, early redeem the Debentures upon the payment of a redemption premium, applicable to the redemption value of the Debentures (face value plus accrued interest up to the redemption date) of 0.30%

6.
Lastly, the Board of Directors authorized the Executive Officers to take any measures to implement the deliberations above, including but not limited to all the actions necessary to the signing of the second amendment to the Underwriting Agreement, considering, however, that the deliberations approved are subject to the approval of debenture holders at the General Debenture Holders Meeting.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on December 2nd, 2009)

Observations: The deliberations were approved by all members of the Board of Directors, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Luiz Carlos Teixeira

Renato Ochman

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar announces a reduction in its cost of debt

São Paulo, Brazil, December 3rd, 2009 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) (BMF&BOVESPA:UGPA4 / NYSE:UGP) hereby informs that it concluded today the review of certain terms and conditions of its 3rd issuance of debentures, in the amount of R$ 1,200,000,000.00 (one billion two hundred million reais), issued on June 4th, 2009 (“Debentures”).

Effective from December 4th, 2009, the remuneration of the Debentures was reduced to 108.5% of the CDI (Inter-financial deposits rate) and its maturity date was extended to December 4th, 2012.

The Debentures have yearly interest payments and amortization in one single tranche at the maturity date. Ultrapar may, at any time, through prior notice, early redeem the outstanding Debentures.

With these changes, Ultrapar reduces its cost of debt, providing higher financial flexibility and increase in soundness and liquidity.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes, Material Notice)